

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

November 28, 2007

Mail Stop 7010

*Via U.S. mail and facsimile*

Mr. William G. Schueller
Chairman of the Board
Western Dubuque Biodiesel, LLC
10749 Jamesmeier Road
P.O. Box 82
Farley, IA  52033

Re:     Western Dubuque Biodiesel, LLC
        Amendment No. 2 to Registration Statement on Form 10-SB/A
        Filed on:  November 13, 2007
        File No.:  0-52617

Dear Mr. Schueller:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As we advised you by telephone on November 21, 2007, please amend your pending application for confidential treatment of portions of certain exhibits to the Form 10-SB to comply with the proposed revisions that are reflected in your faxed letter to us dated October 31, 2007.  Please be aware that we will not clear

comments on the Form 10-SB registration statement until the successful resolution of any issues relating to the confidential treatment application.

Financial Statements

Form 10-Q for the Quarter Ended September 30, 2007

Item 3. Controls and Procedures

2.  We note your statement that the chief executive officer and chief financial officer have concluded that "except for the material weaknesses disclosed in the following paragraph, our disclosure controls and procedures are effective." Given your reference to the material weaknesses it is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified material weaknesses, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified material weaknesses. Or, if true, you can state that given the identified material weaknesses, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

3.  We note your disclosure that "Except as set forth above, there have been no changes in our internal control over financial reporting that occurred during the period covered by this quarterly report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding the comments on the financial statements and related matters.  Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other comments.

Sincerely,


Pamela A. Long
Assistant Director